

Mail Stop 4628

March 11, 2016

Mr. Michael J. Pawelek
Chief Executive Officer
Brushy Resources, Inc.
300 E. Sonterra Blvd, Suite 1220
San Antonio, Texas 78258

     **Re:    Brushy Resources, Inc.**
            **Form 10-K for the Fiscal Year Ended December 31, 2014**
            **Filed April 16, 2015**
            **Response Letter Dated January 21, 2016**
            **File No. 000-54967**

Dear Mr. Pawelek:

We have reviewed your January 21, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 30, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 2 - Summary of Significant Accounting Policies, Page F-9

1. We have reviewed your response to prior comment two. We understand you are continuing your efforts to resolve the issue surrounding auditor association with the immaterial changes to your 2013 financial statements. Please advise us further when you determine what actions you expect to take to resolve this matter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Brad Skinner for

Karl Hiller
Branch Chief